Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

2 2 Version 1 May 2013 Sharesave The Virgin Media-Liberty Global Merger and Sharesave Killik & Co LLP, which is regulated in the United Kingdom by the Financial Conduct Authority, has approved this guide for the purposes of section 21 of the Financial Services and Markets Act 2000. This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger.

2 2 1. Introduction What’s happening to Sharesave? Following our exciting Merger announcement in February 2013, you had lots of questions about what happens to Sharesave when the deal’s done. This guide will steer you through the details. We’ve put some FAQs on Touchpoint for extra help – but you’ll find the most common queries tackled in this pack. 1. Introduction 3 2. Your choices 4 3. Tax and National Insurance 6 4. Leaving Virgin Media 7 5. Making your decision 8 6. What happens next? 9 7. The small print 10 Contents 3 2

5 4 If the Merger goes ahead you’ll have two choices to ponder: Choice 1: Roll over your Sharesave Option(s) and exchange them for equivalent Option(s) over shares in the new parent company, Liberty Global plc (New Liberty). When your Sharesave matures, you can exercise your Option(s) and buy shares in New Liberty. Choice 2: Exercise your Option(s). This basically means you buy Virgin Media shares before the Merger goes through and you’ll then receive the same consideration (i.e. cash and New Liberty shares) as other shareholders. It’s really important you make a choice. If you do nothing, you’ll be deemed to have chosen to roll over, unless you tell us otherwise. If the Merger doesn’t happen, you won’t have to do a thing – your Sharesave will continue just as it has and you’ll keep saving until maturity. Here’s a more detailed breakdown of both your choices Choice 1: Roll over your Sharesave Option(s) If you roll over your Option(s), you won’t receive the Merger conisderation (cash and New Liberty shares) but you’ll keep saving until maturity and protect your income tax benefits. At maturity, you can exercise your Option(s) in full and buy New Liberty shares without having to pay income tax. At this point you can either keep your New Liberty shares and become a shareholder or sell them immediately and potentially make a profit that could be subject to capital gains tax (see later in this booklet). Or, if the New Liberty share price is lower than the exercise price when your Sharesave matures, you can just take your savings back. Bear in mind that there are no guarantees. The new Option(s) might not produce the same growth in value as Virgin Media shares have done in the past – past performance won’t necessarily tell you what your Option(s) will be worth in the future. You might not get the same value you would if you exercised your Option(s) just before the Merger completes. It’s also worth knowing that if you leave us before completing the 3 year savings period, you may lose your new Option(s). Keep on reading to find out how your rolled over Option(s) will work. What do I get as a Sharesave Option holder? For each of your existing Option(s) you’ll be granted a new Option over New Liberty shares using the formula agreed with HM Revenue & Customs. After the Merger, you’ll be sent a new Option Certificate from our Sharesave providers that shows the number of New Liberty shares you’ll be able to buy when your Sharesave matures. HM Revenue & Customs has agreed that each Option you currently hold will be rolled over into an Option over: 1. 0.4123 class A ordinary shares in New Liberty; and 2. 0.3077 class C ordinary shares in New Liberty. This is based on the formula that Virgin Media shareholders will get if the Merger goes ahead. HM Revenue & Customs has agreed that on this basis the value of the New Liberty shares under your Option(s) after the roll over takes place will be the same as the value of the Virgin Media shares under your Option(s) before the roll over happens. What are class A and C shares? New Liberty class A shares and class C shares will be listed on NASDAQ, and will be bought and sold the same way Virgin Media shares are now. There’s one big difference between the two classes of shares. Class A shares come with voting rights but class C shares don’t. They’ll have different share prices which will be set when New Liberty shares start to trade on NASDAQ after the Merger is completed. Exercise price We’ll also adjust the exercise price to make sure the total exercise price you pay is about the same as (and definitely no more than) it was before the rollover. You should know that you’ll have two exercise prices for the New Liberty Option(s): one for the class A shares and one for the class C shares. But the total exercise price you’ll pay to exercise your Option(s) will be no more than it was before the rollover. You’ll be able to exercise your Option(s) over the class A shares or class C shares separately or over both at the same time. However, if you decide not to exercise your Option(s) over all of your class A shares and class C shares at the same time you won’t be able to exercise your Option(s) over the balance of the shares at another time (of course to the extent that if you don’t use all your savings you’ll get your money back). As well as showing the number of New Liberty shares you’ll be able to buy when your Option(s) mature, the new Option Certificate the Sharesave providers send you will highlight the adjusted exercise prices and your savings to date. Choice 2: Exercise your Sharesave Option(s) If you exercise your Option(s) immediately before the Merger completes, you’ll only be able to use your savings to date (or in other words, you’ll be able to buy fewer shares than the full number under your Option(s)). Other than for 2009 Options, you’ll also have to pay income tax on any gains you make at the time of exercise. Ignoring any individual payment holidays, the 2010 Sharesave savings period 2. Your choices finishes in September this year, with the Option maturing in November. The 2011 Sharesave has over a year of savings left. If you have a 2013 Sharesave Option, you’ll only have 2 months of savings in your account, so you’ll only be able to buy a very small number of the shares with your Option if you choose to exercise it. If you do decide to exercise your Option(s), this will take place immediately before the Merger completes. You’ll then become a Virgin Media shareholder and for each Virgin Media share you’ll get: • 0.2582 of a class A ordinary share in New Liberty; • 0.1928 of a class C ordinary share in New Liberty; and • $17.50 in cash. This is the same as other Virgin Media shareholders get under the Merger. You can only exercise your Option(s) if they haven’t lapsed by the exercise date, which is right before the Merger completes. If you choose to exercise your Option(s), you can decide whether to sell all your New Liberty shares or hold onto them. If you decide to sell your New Liberty shares, we’ll arrange for them to be sold on the first available day of trading. The proceeds of that sale will be paid to you directly by Killik who are managing the sale process. Killik will charge you a fee for selling your New LIberty shares, which is 0.425% of the sale value (in US dollars) of your New Liberty shares or a minimum fee of £35. There’s more information about this in the Sharedealing Ts&Cs in your pack. After that Killik will send you a statement, detailing your proceeds, any income tax and the fee you’ve been charged. If you decide to keep your New Liberty shares, they’ll go into a Nominee Account with Killik so you can sell them at a later date. There’s an annual fee to pay for managing your Nominee Account and if you decide to sell your New Liberty shares at a later date, then you’ll pay 0.5% of the sale value (in US dollars) of your New Liberty shares or a minimum payment of £35. If you have to pay any income tax on the exercise of any of your Option(s) you’ll have to pay this by Self Assessment. Either way, you’ll be paid the $17.50 for each Virgin Media share as soon as possible after the Merger completes. This will be paid directly by Killik and after deducting any income tax you owe (if you tick Box 2B on the Form(s) of Election).

7 6 3. Tax and NI 4. Leaving Virgin Media Set out below is a brief summary of the UK tax consequences of your choices under current UK law and practice if you’re a resident and ordinarily resident in the UK for tax purposes. If you’re in any doubt about your tax position you should immediately seek financial advice before taking any action. (a) Income tax and National Insurance contributions You don’t have to pay National Insurance contributions on the exercise of Sharesave Option(s), even if income tax is payable. Choice 1: Roll over your Sharesave Option(s) There’s no income tax or National Insurance contributions to pay if you choose to roll over your Option(s). You’ll only pay income tax if you exercise your new Option(s) within 3 years of the date your original Option(s) were granted to you. Rolling over your Option(s) means you’re still eligible for income tax relief and gives you the opportunity to exercise your Option(s) in full at maturity if you continue to save. Choice 2: Exercise your Sharesave Option(s) 2010/2011/2013 Options Choose to exercise any of these Option(s) and you’ll need to pay income tax on the difference between the market value of the Virgin Media shares on the date you exercise, and the exercise price of your Option(s). Normally, you’d have to declare the gain you’ve made by exercising your Sharesave Option(s) on a Self Assessment tax return and pay the income tax due to HM Revenue & Customs. But to make it easier, if you decide to exercise and sell all your New Liberty shares, we’ve agreed with HM Revenue & Customs to collect the income tax via payroll and pay it to them for you. To do this you need to tick Box 2B on the Form(s) of Election. We’ll then deduct the income tax due from the $17.50 you receive in cash for each of your Virgin Media shares and the proceeds of selling your New Liberty shares. You’ll receive the balance of those payments direct from Killik (who will manage the sale process). However, we won’t be able to do this for you if you don’t tick Box 2B or if you already have to complete a Self Assessment form. We also won’t be able to do this if you choose to exercise and hold your New Liberty shares. In these cases, you’ll have to pay any income tax in the normal way by completing a Self Assessment form. You should know that if you’re going to pay your income tax by Self Assessment, you’ll need to do this by 31 January 2015. You should keep money available to pay this. If you’ve left Virgin Media, you’ll receive your payment from Killik into the bank account you’ve nominated on your Form of Election and you’ll have to pay the tax you owe via Self Assessment. 2009 Options Since 2009 Options are more than 3 years old, you won’t have to pay income tax if you exercise one of these. (b) Capital gains tax (CGT) As we’ve already covered, if you exercise any of your Option(s) and sell your Virgin Media shares as part of the Merger, you’ll get $17.50 in cash and class A and class C New Liberty shares for each of your Virgin Media shares. There’s no CGT to pay on the receipt of any New Liberty shares but there may be CGT to pay on the $17.50 you receive in cash for each Virgin Media share. This may depend on whether the Option(s) you exercise are 2010/2011/2013 Option(s) or a 2009 Option. As a general rule, for working out your CGT, you can deduct any costs that come with buying your Virgin Media shares. This is known as your ‘base cost’ and also includes any amount that’s also been taxed. So, when you exercise any Option(s), your base cost for your Virgin Media shares will be made up of the exercise price you have to pay and the amount on which you have paid income tax. For any 2010/2011/2013 Option(s), your base cost for your Virgin Media shares will include both the exercise price and the amount on which you have paid income tax. In total, this should equal the value of the consideration (i.e. the cash and New Liberty shares) you receive. That means there should be no CGT to pay. However, for any 2009 Option, you’ll have a lower base cost because you won’t pay any income tax on exercise. So, if your gain on receiving $17.50 in cash for each of your Virgin Media shares exceeds your personal CGT allowance of £10,900 for the 2013/14 tax year, you’ll have to pay capital gains tax. But, as long as: • the capital gains you make on receiving $17.50 in cash for each of your Virgin Media shares; and • any other gains you make between 6 April 2013 and 5 April 2014 which would be subject to CGT aren’t more than £10,900 (your personal CGT allowance for the tax year 2013/14), you won’t have any CGT to pay. Likewise, if you have sufficient allowable losses, you needn’t worry about CGT for this tax year. If you sell your New Liberty shares any time after the Merger’s completed, you may also have to pay CGT. There are some more complicated rules that apply to CGT if you: • hold approved Option(s) under the Virgin Media Company Share Option Plan that you exercise immediately before the Merger; or • have other Virgin Media shares, whether or not you’ve acquired them from Virgin Media’s Shareplans, which includes the Partnership Plan; or • buy and sell portions of other shareholdings at different times. Virgin Media, Liberty Global, Computershare, Yorkshire Building Society and Killik can’t give you tax advice, so if you need help with tax arrangements, it’s always a good idea to get in touch with a professional independent tax adviser, or your local tax office. If you roll over your Option(s) and then leave us, the Sharesave leaving arrangements will continue to apply in the normal way. If you leave voluntarily because you’ve resigned or decide not to return after your maternity, adoption or additional paternity leave, you’ll have two choices: • Carry on saving up to the end of your 3 year savings contract (you’ll need to make your own arrangements through a standing order with your bank or building society); or • Close your account and have all your savings returned to you. You won’t be able to exercise your Option(s) to buy New Liberty shares at the exercise price. If you leave involuntarily because of injury, disability, retirement, redundancy, TUPE transfer or because the area of the business or company you work in isn’t part of Virgin Media anymore, you have the choices above, plus an extra choice: • Carry on saving for up to 6 months from your leaving date. At any time during this period you can choose to use the savings you’ve built up to buy shares at the exercise price. If you choose to do this, you’ll need to buy shares within 6 months of your leaving date (or within 6 months of the maturity date, if earlier) as your Option(s) will lapse after that. Under HM Revenue & Customs rules, we can’t extend this date. Note that generally you won’t have to pay income tax in these circumstances because you’ll be considered an ‘involuntary leaver’. Depending on the Sharesave you’re in, we’ll let Computershare and Yorkshire Building Society know about your eligibility to exercise your Option(s). They’ll then send you a Sharesave leaver pack. I’ve already left If you leave Virgin Media before the Merger completes, or if you’ve already gone, the arrangements above will apply unless your Option(s) have already lapsed. Don’t forget if you don’t make a choice, you’ll be deemed to have chosen to roll over unless you tell us otherwise. If you leave voluntarily before the Merger is completed, your Option(s) will lapse on the date you leave us.

9 8 Whether you plan to roll over your Option(s) or exercise them, you’ll need to tick the box(es) next to your choice on the Form(s) of Election and return it in the envelope(s) provided. There’s one Form of Election covering 2009/2010/2011 Options and another for 2013 Options. You’ll only have in your pack the Form(s) of Election that are relevant to you. So you’ll have both Forms if you have any 2009/2010/2011 Option(s) and a 2013 Option. If you do have both, make sure you complete and send them back in the right envelope. PLEASE USE THE RIGHT FORM AND RIGHT ENVELOPE. The Form for 2009/2010/2011 Option(s) has the Yorkshire Building Society logo on it. The Form for the 2013 Option has the Computershare logo. Remember, if you decide to exercise your Option(s) you’ll only be able to use the 5. Making your decision 6. What happens next Made your decision? Here’s what’s round the corner: Choice 1: I’ve decided to roll over my Option(s) • The roll over will take place as part of the Merger process • You’ll get a new Option Certificate with your new Option(s) • Your monthly savings will continue as normal until maturity, or earlier if you decide to close your account savings you’ve made up to the date when your Option(s) are exercised – and you’ll have to pay income tax (unless it’s a 2009 Option). Virgin Media, Liberty Global, Computershare, Yorkshire Building Society and Killik can’t give you investment advice. If you’re in any doubt about the action you should take, consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, who, if you’re taking financial advice in the UK, is authorised and appropriately regulated under the Financial Services and Markets Act 2000, or from an appropriately authorised financial adviser if you’re in a territory outside the UK. If you don’t do anything, you’ll be deemed to have chosen Choice 1 and your Option(s) will be rolled over. This means deductions from your salary will continue after the Merger, until the end of the savings period (unless you tell Computershare and/or Yorkshire Building Society to stop them) and you’ll be able to exercise your Option(s) at the normal time once your Option(s) mature. If you don’t want this to happen, you’ll need to tell us by contacting Yorkshire Building Society (for 2009/2010/2011 Option(s)) and/or Computershare (for a 2013 Option) by Wednesday 22 May 2013. I’ve already left Virgin Media If you’ve already left Virgin Media and you want to exercise your Option(s) (assuming they haven’t already lapsed), you should use the Form(s) of Election that are in your pack. You’ll get your Virgin Media shares and you’ll be able to participate in the Merger just like any other Virgin Media shareholder. Choice 2: I’ve decided to exercise my Option(s) • Your Option(s) will be exercised just before the Merger happens • Your savings contract will cease and the proceeds will be transferred to Virgin Media to buy your shares • The Virgin Media shares you receive will be held in a Nominee Account with Killik and you’ll be treated just the same as the other shareholders • You’ll receive your cash payment of $17.50 from Killik • If you decide to sell all of your New Liberty shares and also tick Box 2B (i.e. so that any income tax is collected on your behalf), you’ll also get a statement showing the amount of income tax that’s been deducted from the $17.50 you receive in cash for each of your Virgin Media shares and the proceeds of selling your New Liberty shares and passed to HM Revenue and Customs on your behalf. Remember, if you decide to hold your New Liberty shares we won’t be able to collect any income tax for you and you’ll need to pay this direct to HM Revenue & Customs under Self Assessment.

11 10 Important stuff we’ve made bigger Please note that nothing in this pack constitutes financial advice to any holder of shares or share options in Virgin Media or New Liberty. If there’s a conflict between the information in this pack and the Sharesave rules, Sharesave prospectus or any relevant legislation, the rules, prospectus or the legislation will apply. If you do nothing so you are deemed to have chosen to roll over your Sharesave Option(s), you will also be deemed to have represented to Virgin Media Inc. and Liberty Global plc that you are not resident in the United States, that you are acquiring the Sharesave Option(s) on your own behalf and not on behalf of, or for the account of, any other person. You will also have been deemed to have represented to Virgin Media Inc. and Liberty Global plc that you understand that your new Sharesave Option(s) are not transferable, and that you 7. The small print will not engage in hedging transactions with regard to your new Sharesave Option(s) unless in compliance with the U.S. Securities Act. Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/ prospectus, and other relevant documents filed by Liberty Global Corporation Limited Liberty Global and Virgin Media with the SEC at the SEC’s website at http:// www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s website (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/ or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.